John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR                                                                                                                     July 29, 2010

Ms. Ellen Sazzman, Counsel
U. S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Room 8634; Mail Stop 8629
100 F Street N.E.
Washington, DC  20549

Re:           Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
File No. 333-139960; 811-08557; CIK: 0001048607
Post-Effective Amendment No. 6, Lincoln VULONE2007

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version of the revised supplement and prospectus pages for your review.  As you have suggested, we have revised the following:

•	Overview of the Changes: Both paragraphs have been revised for clarity purposes as suggested.

•	In the prospectus under “DEATH BENEFITS”, sub-section “Changes to the Initial Specified Amount and Death Benefit Options”, in the eighth paragraph the word relationships has been changed to ratio.

•
In the prospectus under “DEATH BENEFITS, sub-section “Death Benefit Qualification Test”, the second and third paragraphs have been revised for clarity purposes as well as how the tests differ.  As the acronym “MEC” is defined prior to this section, we have not spelled it out.

•	In the prospectus under “Tax Issues”, sub-section “Taxation of Life Insurance Contracts in General” the second paragraph has been revised for clarity purposes.

Should you have any questions or concerns while reviewing this submission, please feel free to contact me at 860-466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel